UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68240

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Palmetto Advisory Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

210 Yellowthroat Ln
(No. and Street)

Kiawah Island, SC 29455
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Derrick Graves 843-768-2535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Greer Walker LLP
(Name – *if individual, state last, first, middle name*)

227 West Trade Street, Suite 1100, Charlotte, NC 28202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, Derrick M Grove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Palmetto Advisory Group, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CEO

Title

DEBORAH CUELLAR NOTARY PUBLIC COMM. EXP. 04-06-2027 SOUTH CAROLINA

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PALMETTO ADVISORY GROUP, LLC

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2017 and
Report of Independent Registered Public Accounting Firm

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of Palmetto Advisory Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Palmetto Advisory Group, LLC (the "Company") as of December 31, 2017, and the related notes to the financial statements (collectively referred to as the financial statements. In our opinion, the financial statements present fairly, in all material respects, the financial position of Palmetto Advisory Group, LLC as of December 31, 2017 in accordance with generally accepted accounting principles in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Palmetto Advisory Group, LLC. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Palmetto Advisory Group, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the auditors for Palmetto Advisory Group, LLC since 2010.

GreerWalker LLP

Certified Public Accountants
February 22, 2018
Greenville, SC

GreerWalker LLP | greerwalker.com
Charlotte Office The Carillon | 227 West Trade St., Suite 1100 | Charlotte, NC 28202 | USA | Tel 704.377.0239
Greenville Office Wells Fargo Center | 15 South Main St., Suite 800 | Greenville, SC 29601 | USA | Tel 864.752.0080

Accounting & Tax | Wealth Management | Corporate Finance

PALMETTO ADVISORY GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

Cash and cash equivalents	$	32,249
Commissions receivable		9,836
Other assets		72
TOTAL ASSETS	$	42,157

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES:

Accrued expenses	$	1,728
Total liabilities		1,728

MEMBERS' EQUITY:

Total Equity		40,429
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	42,157

See notes to financial statements.

PALMETTO ADVISORY GROUP, LLC

1. SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations - Palmetto Advisory Group, LLC (the "Company") is a South Carolina limited liability company and operates as a registered, non-carrying broker dealer. The Company primarily solicits the registered representatives of larger broker dealers on behalf of independent mutual fund companies, and is typically compensated through a portion of the mutual fund's management fee and sometimes also on a retainer basis. The Company has Financial Industry Regulatory Authority (FINRA) approval as a mutual fund retailer, for the creation and marketing of private placements, and for investment banking activity. The Company does not take custody of client assets, does not settle mutual fund trades, accept direct investments, or take custody of customer assets.

The Company is a member of FINRA and the Securities Investor and Protection Corporation (SIPC). The Company also has an affiliated investment advisor, Palmetto Advisory, LLC, which is registered in the state of South Carolina.

Use of Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Cash Equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The Company maintains cash deposits with financial institutions that at times may exceed federally insured limits.

Revenue Recognition - The Company has contracts under which it receives non-refundable retainers from investment managers. Retainers are typically due and recognized on the first day of each month. The Company receives commission income when referred clients purchase funds of a mutual fund client and on a periodic basis as referred clients maintain balances in the mutual fund.

Income Taxes – The Company has elected to be taxed as a subchapter "S" corporation. Under this election the Company's taxable income and tax credits are passed through to its members for inclusion in their individual income tax returns.

The Company records liabilities for income tax positions taken or expected to be taken when those positions are deemed uncertain to be upheld in an examination by taxing authorities. As of December 31, 2017, the tax years ended December 31, 2014 through 2017 were open for potential examination by taxing authorities. No liabilities for uncertain income tax positions were recorded as of December 31, 2017.

Subsequent Events - In preparing its financial statements, the Company has evaluated subsequent events through February 22, 2018, which is the date the financial statements were available to be issued.

2.   NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2017, the Company had net capital of $32,616 which was $27,616 in excess of its required net capital of $5,000. As of December 31, 2017, the Company's ratio of aggregate indebtedness to adjusted net capital was .053 to 1.

3.   OPERATING AGREEMENT

The members of Palmetto Advisory Group, LLC are subject to an operating agreement which specifies the rights and obligation of its members. Among other things, the agreement stipulates the allocation of profits, losses and distributions to its members, as well as the terms and conditions under which ownership interests can be sold or transferred.

4.   CONCENTRATIONS

During the year ended December 31, 2017, the Company generated all of its revenues under marketing agreements with six investment managers.